

July 28, 2010

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

      Re: **Wells Fargo & Company**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              Filed February 26, 2010
              File No. 001-02979

Dear Mr. Levy:

      We have reviewed your letter filed on July 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2009 Form 10-K

Note 7. Securitizations and Variable Interest Entities, page 77

1. We note your response to prior comment 7 in your letter dated July 1, 2010. We continue to consider your response and may have future comments in this area.

March 31, 2010 Form 10-Q

Reserve for Mortgage Loan Repurchase Losses, page 40

2. We note your response to prior comment 11 in your letter dated May 11, 2010 and your disclosure on pages 40-41 in your March 31, 2010 Form 10-Q. Please respond to the following:

   a. Revise your future filings to disclose whether there is a time period that you have to respond to a repurchase request and what occurs if you do not respond in that time period.

   b. Revise your future filings to disclose the level of unresolved claims existing at each balance sheet date by claimant (GSE, monoline insurer, mortgage insurer, etc). If the amount for any claimant has a negative trend, please discuss the qualitative factors that you consider in your methodology to account for this fact.

   c. Revise your future filings to disclose which representation and warranty provisions have resulted in the most repurchases/reimbursements and discuss any trends in terms of the losses associated with the various types of defects.

   d. Revise your future filings to discuss your review process to determine whether to reject or accept a repurchase demand (e.g. loan by loan review, pool level analysis, etc).

   e. Revise your future filings to explain in greater detail your recourse to correspondent and other third party originators and disclose the percentage and any trends related to repurchase demands from external sources (overall or by particular source).

   f. You disclose that there may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated. Please revise future filings and tell us in greater detail why the range of reasonably possible losses cannot be estimated.

   You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief